VOLCANIC, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

VOLCANIC, LLC

DECEMBER 31, 2022 AND 2021

CONTENTS

BARTON CPA

Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com Cypress, Texas

INDEPENDENT AUDITOR'S REPORT

To the Management and Members of
Volcanic, LLC

Report on the Audits of the Financial Statements

Opinion

We have audited the accompanying financial statements of Volcanic, LLC, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the above mentioned accompanying financial statements present fairly, in all material respects, the financial position of Volcanic, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of Volcanic, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, and therefore a substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about volcanic, LLC's ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Volcanic, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Volcanic, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control–related matters that we identified during the audits.

BARTON CPA

Cypress, Texas
May 18, 2023

VOLCANIC, LLC
BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS		
Current asset		
Cash	$ 54,761	$ 36,924
Total current assets	54,761	36,924
Software development costs	863,938	633,648
Total assets	$ 918,699	$ 670,572
LIABILITIES AND MEMBERS' DEFICIT		
Current liabilities		
Accounts payable	15,558	16,225
Accrued interest payable	147,699	32,192
Related party convertible note	400,000	400,000
Related party notes payable, current maturities	350,000	50,000
Line of credit, net of issuance costs	247,726	-
Total current liabilities	1,160,983	498,417
Non-current liabilities		
Related party notes payable, net of current maturities	300,000	200,000
Total non-current liabilities	300,000	200,000
Total liabilities	1,460,983	698,417
Members' deficit		
Members' deficit	(542,284)	(27,845)
Total members' deficit	(542,284)	(27,845)
Total liabilities and members' deficit	$ 918,699	$ 670,572

See accompanying notes to financial statements.

VOLCANIC, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$ -	$ -
Expenses		
Advertising and marketing	66,863	15,540
General and administrative	821,382	1,684,108
Total operating expenses	888,245	1,699,648
Net loss from operations	(888,245)	(1,699,648)
Other expense		
Interest expense	(126,192)	(30,986)
Total other expense	(126,192)	(30,986)
Net loss	$ (1,014,437)	$ (1,730,634)

See accompanying notes to financial statements.

VOLCANIC, LLC
STATEMENT OF MEMBERS' EQUITY (DEFICIT)

	Member Units							Total
	Class A		Class B		Class C		Total	Members'
	Units	Amount	Units	Amount	Units	Amount	Units	Equity (Deficit)
Balance at December 31, 2020	-	$ -	3,998,280	$ 289,594	4,145,304	$ 44,018	8,143,584	$ 333,612
Issuance of Class B Units for cash	-	-	502,517	374,998	-	-	502,517	374,998
Issuance of Class B Units for services	-	-	912,091	994,179	-	-	912,091	994,179
Issuance of anti-dilution Class C Units	-	-	-	-	452,393	-	452,393	-
Net loss	-	-	-	(935,782)	-	(794,852)	-	(1,730,634)
Balance at December 31, 2021	-	-	5,412,888	722,989	4,597,697	(750,834)	10,010,585	$ (27,845)
Issuance of Class B Units for cash	-	-	458,714	499,998	-	-	458,714	499,998
Net loss	-	-	-	(568,937)	-	(445,500)	-	(1,014,437)
Balance at December 31, 2022	-	$ -	5,871,602	$ 654,050	4,597,697	$ (1,196,334)	10,469,299	$ (542,284)

See accompanying notes to financial statements.

VOLCANIC, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	2021
Cash flows from operating activities		
Net Loss	$ (1,014,437)	$ (1,730,634)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Issuance of Class B Units for services		994,179
(Increase) decrease in assets:	-	-
Increase (decrease) in liabilities:		
Accounts payable	(667)	2,347
Interest payable	115,507	30,987
Net cash provided by operating activities	(899,597)	(703,121)
Cash flows from investing activities		
Cash paid for internally developed software	(230,290)	(339,770)
Net cash used in investing activities	(230,290)	(339,770)
Cash flows from financing activities		
Principal borrowings on related party notes payable	400,000	250,000
Principal borrowings on line of credit	247,726	-
Issuance of Class B Units	499,998	374,998
Net cash provided by financing activities	1,147,724	624,998
Net increase (decrease) in cash and cash equivalents	17,837	(417,893)
Cash and cash equivalents, beginning of period	36,924	454,817
Cash and cash equivalents, end of period	$ 54,761	$ 36,924
Supplemental cash flow information		
Cash paid for interest expense	$ 2,184	$ -
Non-cash investing and financing activities		
Issuance of Class B Units for services	$ -	$ 994,179

See accompanying notes to financial statements.

NOTE 1: Nature of operations and going concern

Nature of the business

Volcanic, LLC (the "Company"), was formed in the State of Utah on May 6, 2020. The Company is a cloud-based SaaS platform, built for the communication of retail brands to retail stores. The Company offers a marketplace, boards, directory, messaging and connecting components. The Company's headquarters is located in Woodland Hills, Utah.

Going concern and management's plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to generate a profit from intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances, equity raises and debt financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: Summary of significant accounting policies

Basis of Presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the accrual basis, in which income is recognized when earned and expenses are recognized when incurred.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2: Summary of significant accounting policies (continued)

Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Revenue recognition

The Company plans to recognize revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company has yet to earn revenue to-date.

NOTE 2: Summary of significant accounting policies (continued)

Accounts receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022 and 2021, there were no accounts receivable and the Company determined there was no allowance for doubtful accounts necessary.

Software development costs

In accordance with ASC 350-40, Internal Use Software, the Company capitalizes certain internal use software development costs associated with creating and enhancing internally developed software related to its platforms. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These costs include personnel and related employee benefits expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software. These software development and acquired technology costs are amortized on a straight-line basis over the estimated useful life of five years upon initial release of the software or additional features.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses were approximately $67,000 and $16,000 for the years ended December 31, 2022 and 2021, respectively, which are included in advertising and marketing expenses in the statements of operations.

Income taxes

The Company is a limited liability company (LLC) classified as a partnership for federal income tax purposes, which provides for profits and losses to be reported at the individual member level for income tax purposes. The Company pays any distributions necessary in order to satisfy the members' estimated personal income tax liabilities arising from the Company's profits. As of December 31, 2022 and 2021, the Company does not have any entity-level uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.

NOTE 2: Summary of significant accounting policies (continued)

Leases

Accounting Standards Update No. 2016-02, Leases, (Topic 842) requires the recognition of lease assets and obligations as assets and liabilities on the balance sheet. The Company adopted the standard on January 1, 2021, retrospectively at the beginning of the period with no retained earnings impact. The Company elected all available practical expedients and implemented internal controls and key system functionality to enable the preparation of financial information on adoption.

The Company determines if an arrangement is or contains a lease, at commencement of a contract and when the terms of an existing contract are changed. Operating lease cost is recognized on a straight-line basis over the lease term.

The practical expedients elected permit the Company to not reassess prior conclusions about lease identification, classification, and initial direct costs. The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term. When contracts contain lease and nonlease components, the Company accounts for both components as a single lease component. The Company does not currently have any leases that fall within the scope of Topic 842.

Recent accounting pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: Commitments and contingencies

Legal

In December 2022, the Company settled a lawsuit with a third party related to a related party lease dispute. The company paid $37,500 to settle the lawsuit which is included in general administrative expenses in the balance sheets.

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Leases

The Company leases office space from time to time from a related party. As of December 31, 2022, the Company has no future minimum rental payments under non-cancelable operating leases having a term of more than one year.

NOTE 4: Software development costs

In 2020, the Company began developing its own software. Research and planning phase costs are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These costs include personnel and related employee benefits expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software.

The Company has incurred software development costs of $863,938 and 633,648 as of the year end December 31, 2022 and 2021, respectively. As a result, the Company has capitalized these amounts to internal use software development costs in the balance sheets as of December 31, 2022 and 2021. The Company will begin amortizing its software development costs, upon initial release of the software or additional features, on a straight-line basis over the estimated useful life of five years.

NOTE 5: Debt

Related party convertible note with warrant

On December 9, 2020, the Company entered into a convertible note with a related party for $400,000, bearing interest at 5%, with a maturity date of December 9, 2022. The convertible note is convertible at the option of the lender at any time prior to maturity into 405,482 Class B Units of the Company at a price equal to $0.31 per unit. The warrant is immediately exercisable for a period of five (5) years and will terminate at that time, or in the event of a change of control, initial public offering of the Company's units or other equity securities. As of December 31, 2022 and 2021, the balance of the convertible note is $400,000, respectively. As of December 31, 2022, the note is in default and is due on demand.

Related party non-convertible promissory note

On June 15, 2021, the Company entered into a non-convertible promissory note with a related party in the amount of $50,000. The note has a maturity date of June 15, 2022 and bears interest at 20% per annum. The balance on this loan as of December 31, 2022 and 2021 is $50,000. As of December 31, 2022, the note is in default and is due on demand.

Related party adjustable non-convertible promissory note

On October 15, 2021, the Company entered into an adjustable non-convertible promissory note with a related party for the principal amount of $100,000. The note has a maximum aggregate principal amount of $150,000 and a maturity date of October 15, 2023 and bears interest at 20% per annum. On November 30, 2021, the note was amended to increase the maximum aggregate principal amount to $200,000 and the Company obtained an additional principal amount of $50,000. On December 2, 2021, the Company obtained an additional principal amount of $50,000. On January 3, 2022, the note was amended to increase the maximum aggregate principal amount to $300,000 and the Company obtained an additional principal amount of $100,000. The balance on the note as of December 31, 2022 and 2021, is $300,000 and $200,000, respectively.

NOTE 5: Debt (continued)

Line of credit

On July 26, 2022, the Company entered into a line of credit with a financial institution for a maximum principal amount of $250,000, bearing interest at a variable rate of 5.25% to 21% per annum. Interest is due monthly beginning August 26,2022. The unpaid principal balance and interest is due on demand or if no demand is made on January 26, 2024 in full. The note is secured by all tangible and intangible assets of the Company. As of December 31, 2022, the balance on the line of credit, net of debt issuance costs, is $247,726.

Related party convertible promissory notes

In 2022 and 2023, the Company entered into multiple convertible promissory notes with the same related party, bearing interest at 20% per annum, as follows.

On March 10, 2022, the Company entered into a convertible promissory note with a related party for the principal amount of $75,000, with a maturity date of March 10, 2024. On April 1, 2022, the Company entered into a convertible promissory note with a related party for the principal amount of $75,000, with a maturity date of April 1, 2024. On July 7, 2022, the Company entered into a convertible promissory note with a related party for the principal amount of $50,000, with a maturity date of July 7, 2024. On October 8, 2022, the Company entered into a convertible promissory note with a related party for the principal amount of $100,000, with a maturity date of October 8, 2024. The balance on the notes as of December 31, 2022, is $300,000.

On January 6, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $100,000, with a maturity date of January 6, 2025. On February 6, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $50,000, with a maturity date of February 6, 2025. On March 3, 2023, the Company entered into a convertible promissory note with a related party for the principal amount of $100,000, with a maturity date of March 3, 2025.

If prior to the conversion or repayment in full of these notes, the Company consummates an equity financing pursuant to which the Company sells equity securities with the principal purpose of raising capital, including, but not limited to, SAFEs, convertible debt instruments, and other convertible securities, then, in such event, the lender may, convert all outstanding principal and accrued but unpaid interest under these notes immediately prior to such transaction into fully paid and nonassessable units issued in such transaction at a price per unit equal to the lesser of the per unit price paid by the investors or purchasers in such transaction, or the Valuation Cap, meaning an amount equal to $0.8175 per Unit on a fully-diluted basis.

If the Company consummates a sale, as defined in the agreement, prior to the conversion or repayment in full of these notes, then the lender may either, and in full satisfaction of the Company’s obligations under these notes: (i) receive a cash payment of the notes in an amount equal to one and a half times (1.5x) the initial principal amount of the notes plus all accrued and unpaid interest; or (ii) convert the outstanding principal and accrued but unpaid interest existing under these notes immediately prior to such sale into fully paid and nonassessable shares of Class B Units (or directly into the right to receive proceeds paid to the holders of Class B Units in connection with the sale) at a price per unit equal to the lesser of: (a) the price per unit paid by investors or purchasers in such transaction, or (b) the Valuation Cap.

NOTE 5: Debt (continued)

As of December 31, 2022 and 2021, future maturities of debt are as follows:

	2022	2021
2022	$ 450,000	$ 450,000
2023	300,000	200,000
2024	549,612	-
	$ 1,299,612	$ 650,000
Less: Debt issuance costs	(1,886)	-
Future maturities of debt, net	$ 1,297,726	$ 650,000

Interest expense as of December 31, 2022 and 2021 was $126,192 and $30,986, respectively.

NOTE 6: Members deficit

As of December 31, 2022 and 2021, the Company is authorized to issue member units up to 10,000,000 Class A Units, 10,000,000 Class B Units, and 6,500,000 Class C Units. Class C Units hold non-dilution rights. Allocation of profits and losses is in accordance with member unit holdings. As of December 31, 2022 and 2021, there were 0 Class A units outstanding, respectively, 5,871,602 and 5,412,888 Class B Units outstanding, respectively, and 4,597,697 Class C Units outstanding, respectively.

Warrants

As of December 31, 2022 and 2021, 405,482 warrants had been granted with an exercise price of $0.31 and were fully vested. No expenses were recorded related to them in 2022 and 2021, as they had been previously fully expensed.

NOTE 7: Leases

From time to time the Company leases office space from a related party as needed. The Company does not have any official lease agreements or any arrangements with terms longer than twelve months. As of December 31, 2022 and 2021, rent expenses were $86,187 and $24,608, respectively.

NOTE 8: Service agreement

In January 2022, the Company entered into a public relations service agreement with a third party, in which the third party will provide public relations and corporate communications services. In consideration of the third party’s performance of the services, the Company agrees to pay either cash and or member units per calendar month for the services rendered. As of December 31, 2022, the Company has paid $20,900 in advertising expenses related to the service agreement. The agreement continues until canceled by either party.

NOTE 9: Related party transactions

See Notes 5 and 7 for debt and lease related party transactions.

NOTE 10: Subsequent events

See Note 5 for subsequent event debt transactions.

The Company has evaluated all events that have occurred after the balance sheet date through May 18, 2023, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any additional recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.